Exhibit 99.1

Orion Engineered Carbons Strengthens its Executive Management Team

Houston - May 21, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced the following changes in its executive management team:

Carlos Quinones is appointed Senior Vice President, Global Operations. Mr. Quinones will join Orion and assume his role on June 3, 2019. Mr. Quinones has over 25 years of chemical industry experience with Arco Chemical, Rohm and Haas/Dow Chemical, Praxair and Air Products and Chemicals. “Carlos has deep chemical manufacturing experience across a number of operations including high temperature reactions, waste heat optimization and high reliability systems,” said Corning Painter, CEO of Orion. “Carlos will strengthen our leadership to advance our plant productivity and reliability to new heights.”

Pedro Riveros is appointed Senior Vice President and General Manager, Americas. Mr. Riveros will join Orion and assume his role on June 3, 2019. He joins Orion following a long career at Air Products and Chemicals, where he held numerous business and general management roles in North and South America and managed large P&L’s. Orion’s CEO, Corning Painter, said “Pedro is an excellent business leader with a track record of accomplishment in each of his various positions. He is very experienced in business management and strategy, applications development and selling, and working across functions to deliver value to customers. He will bring outstanding leadership to the Orion Americas team.”

Patrick Tuttle is appointed Senior Vice President, Global Human Resources. Mr. Tuttle will join Orion and assume this role on June 10, 2019. Mr. Tuttle was most recently vice president and chief human resources officer for ESAB, a global manufacturer of welding supplies, and previously served as vice president of human resources and strategic business partner for Reichhold LLC, one of the world’s largest manufacturers of unsaturated polyester resins. He has over 20 years’ experience in human resources, many in international roles. “We are pleased to have Patrick join our team at Orion,” said Corning Painter, CEO. “His exceptional background in human resources will be invaluable to driving our strategic growth and value enhancement initiatives.”

Current holders of these roles will be succeeded by Messer’s Quinones, Riveros and Tuttle, who will all be based in Orion’s principal executive offices in Houston, TX, USA. Dr. Claudine Mollenkopf, Senior Vice President Specialty Carbon Blacks, will be leaving the Company to pursue other business interests. Her role will be reassigned within Orion.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and 4 Applied Technology Centers. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.

Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com